

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Ltd
875 Washington Street
New York, NY 10014

> **Re: IGTA Merger Sub Ltd**
> **Registration Statement on Form S-4**
> **Filed February 7, 2024**
> **File No. 333-276929**

Dear Cheuk Hang Chow:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2023, letter.

Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Special Meeting
Q: Will I experience dilution as a result of the Business Combination, page xii

1. Please explain the following as it relates to your response to prior comment 3 or revise your disclosures as necessary:
    - Your calculation of Inception Growth's public stockholders who hold shares issued in the IPO as owning 76.56% of Inception Growth's issued and outstanding shares prior to the Business Combination appears to be based on 5,583,391 shares outstanding. However, this amount appears to differ from the total Inception Growth shares outstanding of 5,588,391.
    - Footnotes (4) and (5) refer to 1,271,510 shares that were transferred by the Sponsor per the Non-Redemption Agreement. However, as per disclosures on page F-20, it appears the Sponsor transferred an aggregate of 1,297,500 shares pursuant to such agreement.

Proposal No. 2: The Share Exchange Proposal
Valuation Report, page 82

2.   We note your revised disclosure in response to prior comment 9 regarding the underlying assumptions that Moore relied upon in preparing the valuation report. Please disclose the reasons management believes that "sales are expected to experience a dramatic surge in 2024" and that it will have 2024 forward revenue of $13,407,704. Discuss the limitations of these assumptions and disclose whether any other projections were provided to Moore by the AgileAlgo management or considered by the board.

3.   In response to prior comment 9, you provided a list of publicly listed companies that were used in the comparable company analysis and the criteria that was used to select them. We note that all of the companies listed became public through an underwritten firm commitment offering rather than a business combination, are significantly larger, and have been reporting and publicly traded for many years. Please discuss the limitations of the selection criteria that were used for the comparable company analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo
Key Business Metrics and Selected Financial Data, page 122

4.   We note your revised disclosures in response to prior comment 15. Please explain your reference to a "larger number of dormant Trial users." In this regard, tell us whether the 25 Trial users at September 30, 2023 were all active users that were either in their current one month trial period or one of the three Trial users that requested an extension. To the extent this number includes dormant users, explain why.

Liquidity and Capital Resources
Ability to continue as going concern without Business Combination, page 130

5.   We note your revised disclosures in response to prior comment 17. Please explain in quantified terms your reference to the "sales pipeline and deals concluded in December 2023 and January 2024" as ensuring that the Group has sufficient runway to complete another 12-18 months of operations.

Unaudited Pro Forma Condensed Consolidated Financial Information
Basis of Pro Forma Presentation, page 143

6.   We note your response to prior comment 19. However, your disclosure continues to still include references to the legacy pro forma guidance regarding adjusting for events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Please revise your pro forma financial statements to fully comply with Article 11 of Regulation S-X as amended and to remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to

have a continuing impact. Refer to Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release No. 33-10786.

7.   We note your revised disclosures to Scenarios 2 and 3 in response to prior comment 20. Please explain how Proposal 6 impacts the pro forma financial statements under Scenario 2 and why reference to such Proposal is necessary in that discussion.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 150

8.   We note your revised disclosures to pro forma adjustment (3) in response to prior comment 21 where you state that such costs are expected to be settled in cash upon consummation of the business combination. Please tell us how the cash settlement is reflected in the pro forma financial statements or revise as necessary. Also, tell us how you determined that the SPAC's accounting and audit fees should be offset against additional paid-in-capital as costs of the business combination or revise.

9.   We note your response to prior comment 22 and your revised disclosures in pro forma adjustment (7). We also note from your disclosures on page F-20 that Inception Growth may borrow up to $200,000 and $420,000 pursuant to the November 17, 2023 and January 24, 2024 promissory notes, respectively, of which it appears that $90,000 has been advanced as of December 31, 2023. Please tell us whether any additional amounts have been advanced since year-end and if not, explain further the pro forma adjustment for $620,000. In this regard, revise to clarify whether you intend to borrow the additional amounts prior to completion of the business combination. If so, tell us why you have assumed an additional $620,000 will be advanced and how you considered the $90,000 already advanced. Also, explain why you have not included an adjustment for the repayment of the notes considering your disclosures on page F-20 indicate that the notes mature upon closing of the business combination.

Experts, page 196

10. You state here that the financial statements of Inception Growth for the period ended December 31, 2021 "included in this Prospectus" have been audited by Friedman LLP. You also refer to financial statements for the year ended December 31, 2022 "included in this Prospectus" as having been audited by Marcum LLP. Please revise the opening paragraphs of this section to clarify that Inception Growth's financial statements for fiscal 2022 and 2023 that are included in this Prospectus have been audited by Adeptus Partners. In addition, you indicate that Friedman and Marcum's letters are "attached as" Exhibits 16.1 and 16.2 to this registration statement when, in fact, they have been incorporated by reference to prior Item 4.01 Form 8-K filings. Please revise.

Inception Growth Acquisition Limited Audited Financial Statements, page F-2

11.   Please revise to include the report of Inception Growth's independent registered public accounting firm. Refer to Rule 2-02(a) of Regulation S-X.

Inception Growth Acquisition Limited Notes to Consolidated Financial Statements
Note 6. Related Party Transactions
Non-redemption Agreements, page F-20

12.   We note your response to prior comment 24 where you state that the excess of the fair value of the Founders Shares transferred pursuant to the Non-redemption Agreements was determined to be a cost of completing the Business Combination and a capital contribution from a related party. We further note that you recorded such amount as non-redemption agreement expense in the consolidated statement of operations for the year ended December 31, 2023; however, in each of Inception Growth's fiscal 2023 Form 10-Q filings, such amount was recorded as a reduction to additional paid-in-capital. Please explain the apparent change in accounting for such Agreement and provide us with the specific accounting guidance you relied upon. In addition, tell us how you intend to amend any previous 1934 Act filings that may need to be restated.

Note 7. Shareholder's Equity
Warrants, page F-22

13.   We note your response to prior comment 25. Your footnote disclosures on page F-22 state that the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the company and exercisable by such holders on the same basis as the Public Warrants. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the Private Warrants as equity. As part of your analysis, specifically address the cashless exercise provisions discussed in the footnotes and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you concluded that such a provision would not preclude the private placement warrants from being indexed to the entity's stock based on the guidance in ASC 815-40. Lastly, confirm that the Warrant Agreement filed as Exhibit 4.5 supports the terms of the Private Warrants as disclosed in your financial statement footnotes or revise as necessary.

Note 11. Subsequent Events, page F-25

14.   Please revise to include a discussion of the $420,000 unsecured promissory note issued on January 24, 2024 or tell us why you believe such disclosure is not necessary. Refer to ASC 855-10-50-2.

AgileAlgo Holding Ltd Notes to Consolidated Financial Statements
Note 1. Organization and Business Operations, page F-31

15.   Please revise both here and on the cover page to disclose the date of incorporation of
        AgileAlgo Pte Ltd and when it began operations.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please
contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Ted Paraskevas